Exhibit (a)(5)(i)

June 26, 2008

Special Committee of the Board of Directors
of Five Star Products, Inc.
322 Central Park West, Apartment 8C
New York, NY 10025
Attention: Mr. Carll Tucker

Five Star Products, Inc.
10 East 40th Street, Suite 3110
New York, NY 10016
Attention: Mr. John C. Belknap

Gentlemen:

We understand that Five Star Products, Inc. (“Five Star” or the “Company”), National Patent Development Corporation (“NPDC”) and NPDV Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of NPDC, propose to enter into a Tender Offer and Merger Agreement (the “Merger Agreement”), which provides among other things that Purchaser commence a tender offer to purchase up to 100% of the shares of the Company common stock for $0.40 a share in cash (the “Tender Offer”), followed by the merger of Purchaser with Five Star (the “Merger”). The Merger Agreement provides that Five Star would become a wholly-owned subsidiary of NPDC and the remaining stockholders of Five Star would receive the same cash consideration per share as the cash consideration per share paid in the Tender Offer. The Company has granted to NPDC and Purchaser an irrevocable option, provided that NPDC and Purchaser own at least 87.5% of the outstanding shares of Company common stock after the consummation of the Tender Offer, to purchase, for $0.40 a share, a number of shares that when added to the number of shares owned by NPDC and Purchaser after the consummation of the Tender Offer will constitute one more than 90% of the shares of the Company common stock.

You have asked for our opinion as to whether the consideration to be received in the Tender Offer and Merger by the stockholders of the Company, other than NPDC and its subsidiaries, is fair from a financial point of view to such stockholders.

For purposes of the opinion set forth herein, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

Burnham Securities, Inc. 1325 Avenue of the Americas 26th Floor New York, NY 10019	phone: 212-262-3100, 800-881-6543 fax: 212-603-7502 email: info@bsibam.com www.burnhamfinancial.com

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the limited trading in the Company’s common stock and the Company’s comparatively small market capitalization;

(f)	compared the market prices and trading history of the Company’s common stock with those of certain other publicly-traded companies that Burnham deemed relevant (as reported by reliable information sources);

(g)	reviewed the financial terms and premiums paid, to the extent publicly available, of certain other transactions;

(h)	considered the Company’s prospects if it were to remain independent (as well as the risks involved in achieving those prospects);

(i)	reviewed drafts of the Merger Agreement as they became available; and

(j)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of NPDC and the Company and their respective legal, tax, regulatory or actuarial advisors with respect to such matters. We express no opinion with respect to fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the stockholders of the Company other than NPDC and its subsidiaries pursuant to the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion unless otherwise agreed.

We have acted as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the rendering of the opinion (but not on the conclusions reached in the opinion). In the two years prior to the date hereof, we have provided financial advisory services to the Independent Director of Five Star and received fees in connection with such services. Burnham may also seek to provide services to Five Star and NPDC in the future and would expect to receive fees for such services.

This opinion has been approved by the Burnham Fairness Committee in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of Five Star and may not be used for any other purpose without our prior written consent, except that NPDC and Five Star may refer to and include the opinion and may refer to our role as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with the Tender Offer and Merger in any documents relating to the Tender Offer or Merger, including but not limited to any Tender Offer document or proxy or information statement sent to Five Star stockholders, or filed with the Securities and Exchange Commission under Section 13 (e) or Section 14 (d) of the Securities and Exchange Act of 1934, as amended. Burnham expresses no opinion or recommendation as whether the stockholders of Five Star other than NPDC and its subsidiaries should accept the Tender Offer. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received in the Tender Offer and Merger by the stockholders of Five Star, other than NPDC and its subsidiaries, is fair from a financial point of view to such stockholders.

Very truly yours,

BURNHAM SECURITIES INC.

By:
Randolph Guggenheimer
Managing Director

Confidential Fairness Opinion

Presented to:

Special Committee of the Board of Directors of

Five Star Products, Inc.

Burnham Securities Inc.

June 26, 2008

Randolph Guggenheimer
Managing Director

Christopher Novak
Associate

Burnham Securities – Confidential

Appendices

Appendix A.  Descriptions of Selected Public Companies

Appendix B.  Descriptions of Selected Transactions

Appendix C.  Valuation

Appendix D.  Engagement Letter

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1.	SUMMARY

As of April 24, 2008, Burnham Securities Inc. (“Burnham”) was engaged by the Special Committee of the Board of Directors (the “Special Committee”) of Five Star Products, Inc. (“Five Star” or the “Company”) to render a fairness opinion (the “Opinion”) for a contemplated transaction, whereby Five Star, National Patent Development Corporation (“NPDC”) and NPDV Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of NPDC, propose to enter into a Tender Offer and Merger Agreement (the “Merger Agreement”), which provides among other things that Purchaser commence a tender offer to purchase up to 100% of the shares of the Company common stock for $0.40 a share in cash (the “Tender Offer”), followed by the merger of Purchaser with Five Star (the “Merger”). The Merger Agreement provides that Five Star would become a wholly-owned subsidiary of NPDC and the remaining stockholders of Five Star would receive the same cash consideration per share as the cash consideration per share paid in the Tender Offer. The Company has granted to NPDC and Purchaser an irrevocable option, provided that NPDC and Purchaser own at least 87.5% of the outstanding shares of Company common stock after the consummation of the Tender Offer, to purchase, for $0.40 a share, a number of shares that when added to the number of shares owned by NPDC and Purchaser after the consummation of the Tender Offer will constitute one more than 90% of the shares of the Company common stock.

The Special Committee has requested Burnham to render an opinion to the Special Committee and the Company (the “Opinion”) as to the fairness, from a financial point of view, to the stockholders of the Company, other than NPDC and its subsidiaries, of the consideration to be received in the Tender Offer and Merger by Five Star stockholders (the “Proposed Transaction”).

In undertaking our analysis as to the fairness, from a financial point of view, of the Proposed Transaction, we have relied on traditional valuation techniques, conducted other financial studies and analyses, and performed such other investigations and taken into account such other factors as we deemed necessary for purposes of the Opinion. For purposes of the Opinion, we have:

(a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(b)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c)	reviewed certain financial projections prepared by management of the Company;

(d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

(e)	reviewed the limited trading in the Company’s common stock and the Company’s comparatively small market capitalization;

(f)	compared the market prices and trading history of the Company’s common stock with those of certain other publicly-traded companies that Burnham deemed relevant (as reported by reliable information sources);

(g)	reviewed the financial terms and premiums paid, to the extent publicly available, of certain other transactions;

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(h)	considered the Company’s prospects if it were to remain independent (as well as the risks involved in achieving those prospects);

(i)	reviewed drafts of the Merger Agreement as they became available; and

(j)	performed such other analyses and considered such other factors as we have deemed appropriate.

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2.	CERTAIN CONDITIONS, LIMITATIONS AND ASSUMPTIONS

In preparing our Opinion, Burnham has assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed or analyzed by us in connection with our Opinion without making, or assuming any responsibility for making, any independent verification of such information. With respect to the prospective financial information supplied to us, we have assumed that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to expected future financial performance, including, without limitation, the character, quantity or timing of any anticipated benefits of the Proposed Transaction. We assume no responsibility for and express no view as to such prospective financial information or the estimates and assumptions on which they are based. We note that the Company and NPDC employ Mr. Ira Sobotko as Principal Financial Officer, Principal Accounting Officer, Senior VP of Finance, Secretary and Treasurer. We have further relied upon the assurances of management of the Company that it is unaware of any facts that would make the historical or prospective financial and other information, including estimates of anticipated benefits of the Proposed Transaction, provided to Burnham incomplete or misleading. In addition, we have not made, or assumed any responsibility for making, any independent evaluation or appraisal of the assets, including any intellectual property or intangible assets, or liabilities of Five Star. Our Opinion is necessarily based on economic, market and other conditions as they exist and as they can be evaluated as of the date of our Opinion. Subsequent developments may affect, and may in the future affect, Burnham’s Opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the rendering of the Opinion (but not on the conclusions reached in the Opinion). In the two years prior to the date hereof, we have provided financial advisory services to the Independent Director of Five Star and received fees in connection with such services. Burnham may also seek to provide services to Five Star and NPDC in the future and would expect to receive fees for such services.

These conditions, limitations and assumptions must be read in conjunction with other conditions, limitations and assumptions appearing elsewhere in our Opinion.

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3.	BACKGROUND

Five Star is engaged in the wholesale distribution of home decorating, hardware and finishing products. It serves over 3,500 independent retail dealers in twelve states, making Five Star one of the largest distributors of its kind in the Northeastern US. The Company also services the Mid-Atlantic States, as far south as North Carolina. Five Star operates two distribution centers, located in Newington, CT and East Hanover, NJ. All operations are coordinated from Five Star’s New Jersey headquarters. Five Star is a majority owned subsidiary of National Patent Development Corporation. As of June 25, 2008, NPDC directly owned 74.9% of Five Star and would own 82.3% of Five Star upon conversion of a convertible note.

NPDC provides finance, tax, business development, insurance and employee benefit administration services to the Company for a fee of approximately $40,000 per month. In addition, Five Star’s President and CEO is a director and officer of NPDC and Five Star’s Senior Vice President of Finance is also an officer of NPDC. We considered the potential conflict that this presents in conducting our analysis.

The Company offers products from leading manufacturers such as Valspar/Cabot Stain, William Zinsser & Company, DAP, General Electric Corporation, Newell Irwin, USG, Stanley Tools, Minwax and 3M Company. Five Star also sells a number of private label products under the Five Star name and intends to increase these product offerings.

The Company competes on price and service, offering its customers quick delivery on a large variety of products at reasonable prices. The Company has a diversified customer base, with its largest customer constituting less than 6% of sales in 2007. The Company uses a computerized warehouse system to track all facets of its distribution operations.

Five Star has 237 employees, all of which are full-time. The Teamsters union represents approximately 120 union employees at the New Jersey warehouse facility. There are no unions at the Connecticut facility.

Five Star’s operations generated $3.7 million in EBITDA from $125.3 million in revenues for the twelve months ended March 31, 2008, adjusted to exclude a $1.1 million charge related to the resignation of the Chairman of the Board. Revenues have grown from fiscal 2002 through fiscal 2007, generating a compound annual growth rate of 5.6%. EBITDA margin, while consistently positive, has fluctuated between a low of 1.4% and a high of 3.3%. For the fiscal year ending December 31, 2008, Five Star projects that annual growth will slow to 2.2% year over year as a result of the weaker US economy and housing market. Year-to-date results indicate that the Company is on track to meet that projection. The Company projects revenues to grow at 3% per year during the next five years while it projects EBITDA margins will strengthen to over 4.6% as the Company reconfigures its warehouse operations and increases efficiency.

On April 5, 2007, the Company acquired Right-Way Dealer Warehouse, Inc. for approximately $3.2 million in cash and the assumption of approximately $50,000 in liabilities. This transaction provided the Company with an entry into the Cash & Carry business as well as an additional 40,000 square feet of warehouse space in Brooklyn, NY.

The Company indicates that in order to increase its operating efficiency and profitability, it intends to relocate from its current warehouse facilities. Based on the Company’s high debt load relative to its cash flow, it is unlikely the Company would be able to do so independently.

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Historical Share Price Performance and Relevant Transaction

Burnham observed that the low and high trading prices of Five Star common stock in the 52 weeks prior to June 26, 2008 were $0.28 and $0.94, respectively. The closing price on June 24, 2008 was $0.30.

In March 2008, S. Leslie Flegel resigned as director and Chairman of the Board of the Company and as a director of NPDC to pursue other interests. In connection with Mr. Flegel’s resignation, Mr. Flegel entered into an agreement and release related to the purchase and sale of NPDC common stock and Five Star common stock. Pursuant to the agreement and release, Mr. Flegel and members of his family sold 2,000,000 shares of Five Star common stock to NPDC at $0.60 per share. At the same time, Mr. Flegel sold to NPDC 200,000 shares of NPDC common stock, at a price of $3.60 per share. The NPDC stock was convertible into 1,200,000 shares of Five Star common stock. At the time the agreement and release was negotiated, in the first ten days of March, Five Star common stock was trading at a high of $0.65 and a low of $0.50. The purchase of Mr. Flegel’s shares enabled NPDC to come closer to the number of shares permitting consolidation of Five Star’s results for tax purposes. The purchase price also takes into account that pursuant to the agreement and release Mr. Flegel agreed to keep information regarding NPDC and Five Star confidential and to a one-year non-compete agreement, and certain other restrictions.

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4.	VALUATION ANALYSES

A.	Introduction

The following is a summary of the material financial analyses used by Burnham in connection with rendering its Opinion. The following summary does not purport to be a complete description of the financial analyses performed by Burnham. The order of analyses described does not represent relative importance or weight given to those analyses by Burnham. Certain of the financial analyses are further summarized in tabular format (see Appendix C). The Tables and Appendices must be read together with the full text of each summary and taken alone do not purport to represent a complete description of Burnham’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 25, 2008 and does not necessarily reflect current market conditions. For the purposes of this analysis we considered Five Star’s convertible debt as debt and understand that the conversion or non-conversion of that debt has no impact on the economics of this Proposed Transaction because the conversion price equals the price payable in the Tender Offer and the Merger. Burnham also notes that outstanding stock options have minimal intrinsic value at the Tender Offer price and are not included in our analysis.

B.	Market Approach: Selected Public Companies Analysis

This method utilizes certain market information from selected companies that possess characteristics comparable to the Company. Based on generally accepted measures of value in the public equity markets, the following market valuation parameters (or “multiples”) were considered:

•	Enterprise Value to EBITDA

•	Enterprise Value to Revenue

•	Price to Net Income

•	Price to Book Value

Each measure is calculated by compiling a list of median trailing-twelve-months’ historical multiples from the selected group of comparable companies. Enterprise value is defined as market value of equity plus total debt plus preferred stock plus minority interest less cash and short term investments.

Burnham screened the available universe of publicly traded companies by SIC codes and business descriptions to generate a list of publicly traded companies that were potentially comparable to Five Star’s distribution operations. Among the additional selection criteria that Burnham considered, without any necessarily being sufficient for inclusion or exclusion, were size, rate of growth, margin, profitability, customer base, and geography. Using CapitallQ, Burnham attempted to find profitable U.S.-based companies with revenues of less than $250 million, revenue growth of less than 10%, and EBITDA margins of less than 10% that distribute home improvement supplies or durable household goods. Few publicly traded companies fit these criteria, as distributors of home improvement goods have consolidated to achieve economies of scale. (As a result, the average annual revenues for our selected public distribution companies is over $500 million). Because of this, the criteria had to be widened in order to obtain a meaningful number of data points. After further narrowing the list based on current business activities, Burnham selected four publicly-traded entities with characteristics relevant to the Company. No company that we included in our analysis, though, is identical to Five Star. In fact, three of the

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four have higher EBITDA margins than Five Star’s 2.9% and three of the four have revenues larger than Five Star’s $125.3 million. Our analysis contains data that is available publicly and does not take into account any unique or proprietary individual corporate characteristic of any respective company that may influence its respective stock price or financial results.

Please refer to Appendix A for additional descriptions of the selected public companies that were used for our analysis:

•	Abatix Corp. distributes environmental, safety, and construction equipment and supplies to contractors and industrial manufacturing facilities. For the LTM period, Abatix grew revenues 2.7% and had a 3.7% EBITDA margin;

•	QEP Co. Inc. offers approximately 3,000 specialty tools and flooring related products used for surface preparation and installation of ceramic tile, carpet, vinyl, and wood flooring. QEP sells its products to home improvement retailers, as well as to construction or remodeling professionals. For the LTM period, QEP grew revenues 0.7% and had a 5.1% EBITDA margin;

•	Interline Brands Inc. operates as a distributor and direct marketer of maintenance, repair, and operations products including plumbing products, janitorial supplies, hardware and tools. For the LTM period, Interline Brands grew revenues 8.3% and had a 10.3% EBITDA margin;

•	Huttig Building Products Inc. distributes millwork, building materials, and wood products used in new residential construction, home improvement, remodeling, and repair work in the United States. For the LTM period, Huttig Building Products revenues declined by 21.5% and generated an -0.5% EBITDA margin;

Burnham derived the following ranges of relevant valuation multiples from the market information and latest twelve month financials, as available, for these four companies.

TABLE I
Multiple	Range of Multiples

Enterprise Value / EBITDA	4.5x to 6.8x

Enterprise Value / Revenue	0.lx to 0.7x

Price / Net Income	8.6x to 10.3x

Price / Book Value	0.5x to 1.4x

Burnham applied these multiples against the relevant Five Star financials for the latest available twelve months to derive a range of estimated enterprise valuations.

Using the selected public companies analysis described, Burnham calculated an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. The broad enterprise valuation range occurs because several of the comparable companies operate on a significantly larger scale than Five Star. Companies with a revenue and EBITDA size most comparable to Five Star trade at the lower end of the multiple ranges. In addition, the top end of the valuation range is attributable to the Enterprise Value / Revenue multiple which was skewed by one selected public company. The exclusion of this multiple, which does not take into account a firm’s relative profitability when implying a value, would have generated a much narrower estimated enterprise

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valuation range of $16.5 million to $40.1 million. The enterprise value implied by the Proposed Transaction is $37.0 million. Please refer to Appendix C for additional detail.

C.	Market Approach: Trading History

Burnham considered Five Star’s stock trading history for the last five years. Within that period, excluding trading dates where NPDC filings indicated that they had made significant open market purchases of Five Star common stock, over 68% of the Company’s share trading volume for the last five years has been on days where the closing price was at or below the Tender Offer price. Burnham’s analysis of Five Star’s stock trading history is summarized in the table below:

TABLE II
Price Per Share, by Volume Traded[1]
Upper Quartile[2]	$0.45

Median	$0.34

Lower Quartile[3]	$0.23

(1) Source: Capital IQ
(2) Upper quartile: 3/4 of all share volume traded below this level.
(3) Lower quartile: 3/4 of all share volume traded above this level.

Between June 26, 2003 and June 25, 2008, Five Star’s common stock traded at between $0.09 and $0.91 per share, with the high achieved on November 5, 2007. Over this five year period, the average daily value of shares traded was less than $5,000, with no shares trading on 460 of the 1258 potential trading dates (excluding dates where NPDC announced significant open market purchases).

Based on a range defined by the upper and lower quartiles (a range encompassing 50% of all trading volume in the Company’s shares over the past five years), Burnham calculated an estimated enterprise valuation range of $34.1 million to $37.9 million. The enterprise value implied by the Proposed Transaction is $37.0 million. Please refer to Appendix C for additional detail.

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D.	Market Approach: Transaction Premium Analysis

Burnham reviewed numerous M&A transactions completed over the last 36 months where the tendering acquirer already owned a majority interest in the acquired public company. Among the criteria Burnham deemed relevant when selecting transaction premiums was the availability of information relevant to the premium analysis, whether the acquired company was based in the U.S., a positive one day and one month transaction premium and the successful tender for a minority of shares by the majority shareholder.

Please refer to Appendix B for additional detail and descriptions of the transactions that were used for our analysis.

•	On March 19, 2007, Thomas B. Crowley, Jr., already an owner of 65.2% of Crowley Maritime Corp., announced the eventually successful tender for an additional 34.8% at $2,990.40 per share. This represented a 51.8% premium over share prices one day and one month prior to the announcement of the tender offer.

•	On March 17,2006, General William Lyon, already an owner of 50.4% of William Lyon Homes, announced the eventually successful tender for an additional 39.6% at $109.21 per share. This represented a 44.3% premium over the share price one day prior to the announcement of the tender offer and a 27.4% premium over the share price one month prior to the announcement of the tender offer.

•	On February 21, 2006, Lafarge S.A., already an owner of 53.2% of Lafarge North America, Inc., announced the eventually successful tender for an additional 46.8% at $85.50 per share. This represented a 3.8% premium over the share price one day prior to the announcement of the tender offer and a 46.6% premium over the share price one month prior to the announcement of the tender offer.

•	On December 13, 2005, Virbac S.A., already an owner of 60.1% of Virbac Corporation, announced the eventually successful tender for an additional 37.1% at $5.75 per share. This represented a 56.7% premium over the share price one day prior to the announcement of the tender offer and a 49.4% premium over the share price one month prior to the announcement of the tender offer.

In these four transactions considered by Burnham, in all instances the percentage of the companies acquired were significantly higher than in the Proposed Transaction. The results are summarized below:

TABLE III
Multiple	Range of Premiums

One Day Premium	3.8% to 56.7%

One Month Premium	27.4% to 51.8%

Burnham applied the ranges for both time periods against the relevant closing prices for Five Star’s common stock then added net debt to derive a range of estimated enterprise valuations.

Using the transaction premium analysis described, Burnham calculated an estimated enterprise valuation range of $35.5 million to $38.2 million. The enterprise value implied by the Proposed Transaction is $37.0 million. Please refer to Appendix C for additional detail.

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Burnham also reviewed transaction data for publicly traded companies in the Wholesale and Distribution sectors acquired in the last twelve months. This data indicated that publicly traded Wholesale and Distribution companies were acquired at an average one day premium of 24% and an average 30-day premium of 21.6%.1

1 Source: MergerStat.

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E.	Income Approach: Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (“DCF”) utilizes the company’s internal forecasts and projections regarding its future operations and the cash flows expected to be derived therefrom in order to determine its value. We understand that these projections may have been prepared by an employee of both Five Star and NPDC and because of this potential conflict we have given less weight when considering the estimated enterprise valuation range implied by this methodology when considering the fairness of the Proposed Transaction. In general, the free operating cash flows (“FCF”) of a business are discounted and are then adjusted for special items, as deemed appropriate. FCF to the Company, on a debt free scenario, is defined as Earnings Before Interest and Taxes or EBIT (1-tax rate) plus Depreciation and Amortization, minus Capital Expenditures, and adjusted for changes in Working Capital. This provides a measure of a company’s ability to generate consistent free cash flows for the benefit of its stockholders.

Once each year’s free cash flows are determined, a discount rate, or Weighted Average Cost of Capital (“WACC”) is applied to such cash flows to provide a number that, when aggregated, will result in the present value of those future cash flows. In order to produce a meaningful DCF, consideration should be given to the most recent five years’ actual results and the prospective five years’ projections.

Five Star’s management has prepared projections and provided them to us for the fiscal years 2008 to 2012. We have accepted the Company’s projections without independent verification. Burnham then calculated and applied an appropriate discount rate to the resulting cash flows. The discount rate was based on the Company’s size, its industry characteristics, its capital structure and its unique risk profile (please see Appendices). Burnham then calculated a terminal value using the Growth Growth model, which capitalizes terminal cash flows, and applied an appropriate discount rate.

Based on the methodology discussed above, Burnham calculated an estimated enterprise valuation range of $14.9 million to $21.5 million. The enterprise value implied by the Proposed Transaction is $37.0 million. Please refer to Appendix C for additional detail concerning the valuation methodology and results.

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F.     Valuation Summary

In order to consider the fairness of the Proposed Transaction, from a financial point of view, Burnham used the selected public companies, selected transactions analyses and DCF analysis, and arrived at a range of implied equity valuations for the Company.

Through these analyses (See: Appendix C), we derived an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. The larger publicly traded distribution businesses carry a more diversified line of products and serve a broader geography and customer base than Five Star does, reducing their reliance on any one vendor or customer to generate their growth or to meet their projections, thus decreasing their perceived risk relative to Five Star. Therefore, Five Star would not be expected to command a multiple at the high end of the range for distributors.

The top end of the valuation range is attributable to one of the eight value calculations, the Enterprise Value / Revenue multiple implied by selected public companies. The exclusion of this multiple, which does not take into account a firm’s relative profitability when implying a value, would have generated a much narrower estimated enterprise valuation range of $14.9 million to $40.1 million. The enterprise value implied by the Proposed Transaction is $37.0 million. Please refer to Appendix C for additional detail.

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5.	KEY CONSIDERATIONS

NPDC own 82.3% of Five Star’s outstanding stock assuming conversion of a convertible note. Therefore, the Company would not be able to undertake any significant strategic initiatives without the support of NPDC. Further, the Company’s future prospects and projections are partially contingent upon the Company successfully executing on its facilities relocation plans in order to increase efficiency and profitability. Due to the Company’s high debt load relative to its cash flow, it is unlikely that the Company could quickly accomplish these goals without the support of NPDC’s balance sheet to enable the Company to finance these activities.

We also considered that Five Star serves clients in the home improvement space and that a number of its peers and customers are experiencing pressure due to the slowdown in the housing market.

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6.	OPINION

Based on all of the information and analyses set forth in this report, its accompanying materials, and other evaluations that we have taken into consideration as a whole, we have concluded that the consideration to be received by the Five Star stockholders of the Company other than NPDC and its subsidiaries in the Proposed Transaction is fair, from a financial point of view, to such stockholders.

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7.	COMMENTS

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying our opinion. In arriving at our fairness determination, Burnham considered the results of all of its analyses and did not attribute any particular relative weight to any factor or analysis, except where specifically noted in respect to our discounted cash flow analysis. Rather, we made our determination as to fairness on the basis of our experience and professional judgment after considering the results of all of our analyses. No company or transaction noted in the foregoing analyses is directly comparable to Five Star or the Proposed Transaction. Burnham’s Opinion is not to be construed as a recommendation as to how any member of the Board of Directors, or any stockholder, of Five Star should vote on the Proposed Transaction.

Burnham prepared its analyses for purposes of providing our Opinion to Five Star’s Special Committee of the Board of Directors and Five Star as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received in connection with the Proposed Transaction. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Five Star, its Board of Directors, Burnham or any other person assumes responsibility if future results are materially different from those forecast.

Burnham is a nationally recognized firm. As part of our investment banking activities, we regularly engage in the valuation of businesses and their securities in connection with tender offers and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate financings and other purposes.

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